767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

October 20, 2021

VIA EDGAR TRANSMISSION

Tony Watson

Angela Lumley

Stacey Peikin

Mara Ransom Staff Attorneys

Office of Trade & Service

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Portillo’s Inc.

Registration Statement on Form S-1

Filed October 12, 2021

File No. 333-259810

Dear Mr. Watson, Ms. Lumley, Ms. Peikin and Ms. Ransom:

On behalf of our client, Portillo’s Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated October 19, 2021. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 of the Company (CIK No. 0001871509) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 5, including copies marked to show the changes effected by Amendment No. 5.

For ease of reference, each of the Staff’s comments are reproduced below in bold and are followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 5. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 5.

Amendment No. 3 to Registration Statement on Form S-1 filed October 12, 2021

Recent Developments, page 17

1.

If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary materially from that reflected in the preliminary results. Accordingly, please remove your indication that “adjustments may be material,” as it implies that investors should not rely on the information presented, or explain why the presentation of this information alongside such a disclaimer provides meaningful disclosure to investors.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Registration Statement accordingly.

2.

Please advise us why you believe that presenting your operating income and net income without providing estimated disclosure regarding changes in other financial statement line items during the same period, such as costs and expenses, is appropriate and does not provide investors with an incomplete picture of your results of operations.

The Company respectfully advises the Staff that the Company believes that disclosure of the Company’s estimated range of operating income and net income are useful for potential investors by allowing such investors to gain a preliminary understanding of the Company’s financial performance for the quarter ended September 26, 2021. In presenting operating income and net income, the Company believes that investors will be able to assess the overall trends for the Company’s financial performance for the quarter ended September 26, 2021 compared to the same period in the prior year. The Company is currently unable to provide a range for other financial statement line items for the same period, such as costs of goods sold, excluding depreciation, labor, occupancy, and other operating expenses, due to the additional time required to close the Company’s accounts. Nevertheless, the Company has included an estimate of the total operating expenses for the quarter ended September 27, 2021 and additional disclosure to regarding the factors affecting costs and expenses in the period. See pages 17 and 18 of the Registration Statement.

Capitalization, page 80

3.

We note your disclosure that the “as adjusted” presentation reflects the Reorganization Transactions. This appears to be inconsistent with the pro forma presentation before the offering adjustments on page 90. It appears the balances presented here represent the “offering adjustments” presented in the pro forma balance sheet on page 90. Please clarify or revise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Registration Statement accordingly.

Unaudited Pro Forma Consolidated Financial Information, page 84

4.

Your disclosure in the fourth bullet point on page 84 discloses net proceeds of $344.4 million after deducting underwriter discounts and commissions but before offering costs. This appears to be inconsistent with the reconciliation in note (1) on page 91 which states the net proceeds received after deducting underwriter discounts and commissions but before offering costs is $352.5 million. Please clarify or revise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Registration Statement accordingly to change $344.5 million to $352.5 million, which is estimated net proceeds received after deducting underwriter discounts and commissions but before offering costs.

Unaudited Pro Forma Consolidated Statement of Operations, page 86

5.

Please revise your line for net income (loss) for the year ended December 27, 2020 and for the two quarters ended June 27, 2021 to income (loss) before income taxes or revise your presentation to disclose income tax expense before your calculations of net income (loss). Please refer to the guidance in ASC 220-10-55.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 86 and 87 of the Registration Statement accordingly.

6.

Please tell us your consideration of providing the historical basic and diluted per share amounts and weighted average number of shares outstanding during the periods presented for Portillo’s OpCo and Pro forma before offering adjustments of Portillo’s Inc. Please refer to Rule 11-02(a)(9) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 86 and 87 of the Registration Statement accordingly.

Unaudited Pro Forma Consolidated Balance Sheet, page 90

7.

We note from the disclosure in adjustment 9 on page 93 that under the Amended LLC Agreement, holders of LLC Units will have the right to require Portillo’s OpCo to redeem all or a portion of their LLC Units. Please tell us how you considered the guidance in ASC 480-10-S99 to determine that your contingently redeemable non-controlling interest should be classified as permanent equity on your pro forma balance sheet.

The Company respectfully acknowledges the Staff’s comment and will change the Amended LLC Agreement to provide that holders of LLC Units (the “Holders”) will receive newly issued shares of Class A common stock upon redemption. As a result, based on the guidance in ASC 480-10-S99 the Company has concluded that permanent equity classification of the non-controlling interest is acceptable as: Portillo’s Opco has an unconditional right, intent and ability to satisfy the redemption by exchanging the LLC Units for a permanent equity security and, per the terms of the Amended LLC Agreement, the Holders do not have a right to redeem all or a portion of their LLC Units for cash. As such, the Company has revised its disclosure in adjustment 9 on page 94 to further explain its considerations in concluding permanent equity classification is appropriate. Additionally, the Company has revised its disclosure regarding the redemption feature in the Amended LLC Agreement on pages 13, 15, 24, 73, 74, 84, 94, 159, and 171 of the Registration Statement accordingly.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 91

8.	Please make it transparent how you calculated amounts for the transaction accounting adjustments column and the offering adjustments column for adjustments (5), (6), (7) and (9).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 92, 93 and 94 of the Registration Statement accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	Michelle Hook

Chief Financial Officer

Portillo’s Inc.

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